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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                          (AMENDMENT NO.           )*

                               DEVON GROUP, INC.
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                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   251801106
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                                 (CUSIP NUMBER)

                              JULIE M. ALLEN, ESQ.
                        O'SULLIVAN GRAEV & KARABELL, LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 408-2400
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               FEBRUARY 13, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 7 Pages
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                                  SCHEDULE 13D

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  CUSIP No. 251801106                                                     Page 2 of 7 Pages
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            NAMES OF REPORTING PERSONS
     1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Robert S. Blank, John W. Dinzole, Howard A. Fiedler, Terence M. Flynn, William G. Gisel,
              Thomas J. Harrington, Marne Obernauer, Marne Obernauer, Jr., Edward L. Palmer
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
     2      (b)  [ ]
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            SEC USE ONLY
     3
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            SOURCE OF FUNDS
     4
            N/A
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
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            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Each of the reporting persons is a citizen of the United States.
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                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     See item 5 of this Schedule 13D
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     See Item 5 of this Schedule 13D
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     See Item 5 of this Schedule 13D
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     See Item 5 of this Schedule 13D
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            Approximately 1,765,000 shares (See Item 5 of this Schedule 13D)
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            24.0% (See Item 5 of this Schedule 13D)
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            TYPE OF REPORTING PERSON
    14
            Each of the reporting persons is an IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                ROBERT S. BLANK
                                JOHN W. DINZOLE
                               HOWARD A. FIEDLER
                                TERENCE M. FLYNN
                                WILLIAM G. GISEL
                              THOMAS J. HARRINGTON
                                MARNE OBERNAUER
                              MARNE OBERNAUER, JR.
                                EDWARD L. PALMER

                              SCHEDULE 13D FILING
                WITH RESPECT TO SECURITIES OF DEVON GROUP, INC.
                                 MARCH 31, 1998

ITEM 1.  SECURITY AND ISSUER

     This statement applies to the Common Stock, 0.01 par value, of Devon Group, Inc., a Delaware corporation ("Devon"). The principal executive offices of Devon are located at 281 Tresser Boulevard, Suite 501, Stamford, Connecticut 06901-3227. For convenience, Devon's Common Stock, $0.01 par value, is referred to in this statement as the "Devon Common Stock."

ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing this statement are Robert S. Blank, John W. Dinzole, Howard A. Fiedler, Terence M. Flynn, William G. Gisel, Thomas J. Harrington, Marne Obernauer, Marne Obernauer, Jr. and Edward L. Palmer (collectively, the "Filing Persons"), each of whom is a natural person and a citizen of the United States.

     Robert S. Blank
     Business Address: Whitcom Partners, 110 West 51st Street, Room 4310,
          New York, N.Y. 10020
     Present Principal Employment: Partner of Whitcom Partners
     Employer Information: See above Business Address

     John W. Dinzole
     Residence: 9706 Partridge Lane, Crystal Lake, IL 60014
     Present Principal Employment: President and Chief Operating Officer of
     Devon
     Employer Information: 281 Tresser Boulevard, Suite 501, Stamford, CT 06901-3227

     Howard A. Fiedler
     Residence: 760 Country Club Road, Crystal Lake, IL 60014
     Present Principal Employment: CEO of Black Dot Group
     Employer Information: 6115 Official Road, Crystal Lake, Illinois 60039-9684

     Terence M. Flynn
     Residence: 87 Marina Vista Drive, Larspur, CA 94939
     Present Principal Employment: Chairman of Devon Publishing Group
     Employer Information: 770 Tamalpais Drive, Corte Madera, California 94925

     William G. Gisel
     Residence: 58 Rumsey Road, Buffalo, N.Y. 14209
     Present Principal Employment: Retired
     Employer Information: N/A

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     Thomas J. Harrington
     Business Address: Spectrum Capital, Ltd.,
          Two Greenwich Plaza, 2nd Floor, Greenwich, CT 06830
     Present Principal Employment: President and Chief Executive Officer of
          Spectrum Capital, Ltd.
     Employer Information: See above Business Address

     Marne Obernauer
     Residence: 2 North Breakers Row, Palm Beach, FL 33480
     Present Principal Employment: Retired
     Employer Information: N/A

     Marne Obernauer, Jr.
     Residence: 1100 Park Avenue, Apartment 9A, New York, N.Y. 10128 Present Principal Employment: Chief Executive Officer of Devon Employer Information: 281 Tresser Boulevard, Suite 501, Stamford, CT 06901-3227

     Edward L. Palmer
     Residence: 108 Horseshoe Road, Mill Neck, N.Y. 11765
     Present Principal Employment: Retired
     Employer Information: N/A

     The response to Sections (d) and (e) of this Item 2 for each of the Filing Persons is "none."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Stockholders Agreement (the "Stockholders Agreement") dated February 13, 1997 among the Filing Persons, Applied Graphics Technologies, Inc., a Delaware corporation ("AGT"), and AGT Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of AGT ("AGT Acquisition"), each of the Filing Persons has agreed with AGT and AGT Acquisition that, until the consummation of the Merger (as defined in Item 4 below) or the termination of the Merger Agreement (as defined in Item 4 below) in accordance with its terms, they will vote their respective shares of Devon Common Stock in favor of the Merger and against any proposal or offer made in opposition to or in competition with the Merger. Pursuant to the Stockholders Agreement, each of the Filing Persons has granted AGT proxies to vote their shares of Devon Common Stock in favor of the Merger and against proposals or offers in opposition to or in competition with the Merger, and have also agreed not to transfer their shares of Devon Common Stock during the term of the Stockholders Agreement. The Filing Persons currently together beneficially own approximately 1,765,000 shares of Devon Common Stock, representing approximately 24.0% of the Devon Common Stock now outstanding.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Devon, AGT and AGT Acquisition have entered into an Agreement and Plan of Merger dated February 13, 1997 (the "Merger Agreement") pursuant to which they plan, subject to stockholder approvals and certain other approvals, to enter into a merger (the "Merger") in which Devon would be merged with and into AGT Acquisition, with AGT Acquisition as the surviving corporation. In the proposed Merger, each outstanding share of Devon Common Stock would be converted (A) .6 of a share of Common Stock of AGT ("AGT Common Stock") and (B) $30.00 in cash. Also, in connection with the Merger, all outstanding options to purchase Devon Common Stock would be terminated in exchange for the payment of $60.00 in cash minus the applicable exercise price per option share. If the Merger is consummated, it is anticipated that the members of the Board of Directors of AGT Acquisition (as the surviving corporation) will be different from the Board of Directors of Devon. If the Merger is consummated, it is anticipated that the officers of AGT Acquisition will be the present officers of Devon. If the Merger is consummated, it is anticipated that: (i) all Devon Common Stock will be acquired by AGT, and would thereafter cease to be publicly traded on the NASDAQ National Market System and (ii) the Devon Common Stock would be eligible for termination of

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registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
1934, due to the fact that after the Merger AGT would be Devon's sole stockholder.

     Also in connection with the Merger Agreement and the proposed Merger, the Filing Persons have agreed with AGT and AGT Acquisition, under the Stockholder Agreement described in Item 3 above, that until consummation of the Merger or termination of the Merger Agreement in accordance with its terms, each of the Filing Persons will vote their respective shares of Devon Common Stock in favor of the Merger and against any proposal or offer made in opposition to or in competition with the Merger. The Filing Persons currently together beneficially own approximately 1,765,000 shares of Devon Common Stock, representing approximately 24.0% of the shares of Devon Common Stock now outstanding.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) (i) Robert S. Blank beneficially owns presently 35,000 shares of Devon Common Stock, which represents approximately 0.48% of the Devon Common Stock presently outstanding.

     (ii) John W. Dinzole beneficially owns presently 160,500 shares of Devon Common Stock, which represents approximately 2.18% of the Devon Common Stock presently outstanding.

     (iii) Howard A. Fiedler owns presently 106,393 shares of Devon Common Stock, which represents approximately 1.45% of the Devon Common Stock presently outstanding.

     (iv) Terence M. Flynn beneficially owns presently 200,068 shares of Devon Common Stock, which represents approximately 2.72% of the Devon Common Stock presently outstanding.

     (v) William G. Gisel owns presently 3,000 shares of Devon Common Stock, which represents approximately 0.04% of the Devon Common Stock presently outstanding.

     (vi) Thomas J. Harrington owns presently 14,000 shares of Devon Common Stock, which represents approximately 0.19% of the Devon Common Stock presently outstanding.

     (vii) Marne Obernauer owns presently 300,000 shares of Devon Common Stock, which represents approximately 4.08% of the Devon Common Stock presently outstanding.

     (viii) Marne Obernauer, Jr. beneficially owns presently 857,999 shares of Devon Common Stock, which represents approximately 11.66% of the Devon Common Stock presently outstanding.

     (ix) Edward L. Palmer owns presently 87,874 shares of Devon Common Stock, which represents approximately 1.19% of the Devon Common Stock presently outstanding.

     All of the Filing Persons, who collectively comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 collectively beneficially own presently approximately 1,765,000 shares of Devon Common Stock, which represents approximately 24.0% of the Devon Common Stock presently outstanding.

     The percentage stated in this part (a) are based on the number of shares of Devon Common Stock outstanding at the close of business on December 31, 1997 (which Devon has represented to AGT in the Merger Agreement to be 7,358,817 shares).

     (b) Based on the assumptions described in part (a) of this Item 5 above, AGT has the sole power to vote approximately 1,765,000 shares of Devon Common Stock, which represents approximately 24.0% of the Devon Common Stock presently outstanding. AGT also has the sole dispositive power with respect to these shares of Devon Common Stock. As described more fully in Item 4 above and Item 7 below, each of the Filing Persons has agreed with AGT and AGT Acquisition to vote in favor of the Merger and against offers or proposals in opposition to or in competition with the Merger. The principal offices of AGT, a Delaware corporation, are located at 450 West 33rd Street, New York, New York 10001. AGT's principal business is providing digital prepress services to magazine publishers, advertising agencies, entertainment companies, automobile manufacturers and retailers. To the knowledge of each of the Filing Persons, the response to Sections (d) and (e) of Item 2 for AGT is "none."

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     (c) None other than those described herein.

     (d) Inapplicable.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See response to Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A: Agreement and Plan of Merger dated February 13, 1998 among
                Devon, AGT and AGT Acquisition.

     Exhibit B: Stockholder Agreement dated February 13, 1998 among the Filing
                Persons, AGT and AGT Acquisition.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998

                                          /s/ ROBERT S. BLANK

                                          --------------------------------------
                                          Robert S. Blank

                                          /s/ JOHN W. DINZOLE

                                          --------------------------------------
                                          John W. Dinzole

                                          /s/ HOWARD A. FIEDLER

                                          --------------------------------------
                                          Howard A. Fiedler

                                          /s/ TERENCE M. FLYNN

                                          --------------------------------------
                                          Terence M. Flynn

                                          /s/ WILLIAM G. GISEL

                                          --------------------------------------
                                          William G. Gisel

                                          /s/ THOMAS J. HARRINGTON

                                          --------------------------------------
                                          Thomas J. Harrington

                                          /s/ MARNE OBERNAUER

                                          --------------------------------------
                                          Marne Obernauer

                                          /s/ MARNE OBERNAUER, JR.

                                          --------------------------------------
                                          Marne Obernauer, Jr.

                                          /s/ EDWARD L. PALMER

                                          --------------------------------------
                                          Edward L. Palmer

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